FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Report of Material Fact dated October 24, 2012

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ/MF) no. 50.746.577/0001-15
Corporate Registry (NIRE) 35.300.177.045
Publicly-held Company

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (BM&FBovespa: CSAN3) (“Cosan” or “Company”), in reference to the Material Fact published on May 28, 2012, announces that on this date it executed with Camil Alimentos S.A. (“Camil”) an Addendum to the Association and Other Covenants Agreement of May 28, 2012 by which all shares issued by its subsidiary Docelar Alimentos e Bebidas S.A. were sold to Camil for the total price of R$463,770,000.00. Of this total, R$88,770,000.00 will be received upon conclusion of the operation, R$170,000,000.00 will be cash and the remaining R$205,000,000.00 divided in up to four installments.

The sale of the Docelar shares to Camil was approved without restriction by the Economic Defense Administrative Board - CADE on July 19, 2012 and the addendum executed on this date will be duly communicated to the anti-trust authorities.

São Paulo, October 24, 2012

Marcelo Martins
Executive Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 25, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer